Consent of Independent Auditors

The Board of Directors
Preferred Voice, Inc.

We hereby consent to the use in the Form 10-KSB filing of our report dated July 9, 2007, relating to the balance sheet of Preferred Voice, Inc. as of March 31, 2007, and the related statements of operations, changes in shareholders' equity, and cash flows for the year ended March 31, 2007, which are contained in that filing.

Philip Vogel & Co. PC

/s/ Philip Vogel & Co. PC

Dallas, Texas

July 13, 2007